SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

SAMSONITE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, Esq.
Kirkland & Ellis International
Tower 42
25 Old Broad Street
London EC2N 1HQ
United Kingdom
Telephone Number: +44 (0)20 7816 8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bain Capital (Europe) LLC I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 103,355,119 (subject to conversion of Preferred Stock)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 103,355,119 (subject to conversion of Preferred Stock)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,355,119 (subject to conversion of Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 31.5% (subject to conversion of Preferred Stock)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	SECURITY AND ISSUER

This Amendment No. 3 (this “Amendment”) to  Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”) and the convertible Preferred Stock, par value of $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The Preferred Stock is convertible on demand into shares of Common Stock and holders of Preferred Stock may vote their Preferred Stock on an as-converted basis.  This Amendment supplements and amends the initial statement on Schedule 13D dated May 8, 2003 (the “Initial Statement”), Amendment No. 1 to the Initial Statement dated August 8, 2003 (“Amendment No. 1”), and Amendment No. 2 to the Initial Statement dated August 26, 2003 (“Amendment No. 2”) filed by the Reporting Person and is being filed by the Reporting Person to report that, as a result of a purchase by certain executives of the Issuer and its Subsidiaries (the “Executives”) of Preferred Stock from Canadian Imperial Holdings Inc. (“CIH”) pursuant to a Purchase Agreement dated 25 September 2003, the Reporting Person has entered into an additional stockholders agreement with respect to certain securities of the Issuer held by such Executives.  The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, CO 80239.

Item 2.	IDENTITY AND BACKGROUND

This Amendment is filed by Bain Capital (Europe) LLC, a limited liability company organized under the laws of the State of Delaware (the “Reporting Person”).  The Reporting Person was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.) (the “Act”), as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing.  The current principal business address of the Reporting Person is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware, is the sole “manager” (as that term is used in the Act) of the Reporting Person, with the title of “Manager.” Bain Capital Investors, LLC was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing.  The current principal business address of Bain Capital Investors, LLC is at c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

During the last five years, neither the Reporting Person, Bain Capital Investors, LLC nor, to the knowledge of the Reporting Person, any of the persons listed on Schedules A and B to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby restated in its entirety as follows:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased no additional  shares and paid no additional consideration in connection with the transactions resulting in the filing of this Amendment.

Item 4 is hereby restated in its entirety as follows:

Item 4.	PURPOSE OF TRANSACTION

(a), (b), (d) and (e) On May 1, 2003, the Reporting Person, ACOF Management, L.P. (“ACOF”) and Ontario Teachers Pension Plan Board (“Ontario”, and together with the Reporting Person and ACOF, the “Investor Group”) entered into the Recapitalization Agreement regarding a recapitalization of the Issuer (the “Recapitalization”). As part of the Recapitalization (i) the Investor Group committed to purchase $106 million of Preferred Stock and (ii) the Issuer agreed to seek the exchange of its 13-7/8% Senior Redeemable Exchangeable Preferred Stock for a combination of 54,000 shares of Preferred Stock (with an aggregate liquidation preference of $54 million), approximately 205 million shares of Common Stock of the Issuer and warrants to purchase approximately 15.5 million shares of Common Stock of the Issuer at an exercise price of $0.75 per share.

The Recapitalization was consummated on July 31, 2003 and the Investor Group acquired 106,000 shares of Preferred Stock with a per share liquidation preference of $1,000 and an aggregate liquidation preference of $106,000,000.  Simultaneously, the Issuer exchanged all of the issued and outstanding shares of 13-7/8% Senior Redeemable Exchangeable Preferred Stock for a combination of 53,994 shares of Preferred Stock (with an aggregate liquidation preference of $53,994,000), 204,814,660 shares of Common Stock and warrants to purchase 15,515,892 shares of Common Stock at an exercise price of $0.75 per share.

Subsequently, on August 26, 2003, each of the Reporting Person, ACOF and Ontario separately acquired from CIH 7,552 additional  shares of Preferred Stock at a purchase price of $7,598,990.22 (the Reporting Person’s purchase of 7,552 shares of Preferred Stock, the “Secondary Purchase”).

The Reporting Person acquired the Preferred Stock pursuant to the Recapitalization and the Secondary Purchase for investment purposes.  In addition, while the Investor Group had previously agreed to sell, pursuant to the Recapitalization Agreement, up to $2.1 million of the Preferred Stock acquired by the Investor Group to the Executives on or after closing of the Recapitalization, on September 26, 2003 the Executives instead acquired 2,313 shares of Preferred Stock from Canadian Imperial Holdings Inc. in exchange for a payment of $2,343,840.00.

The Issuer, the Investor Group and Ares Leveraged Investment Fund L.P., (“Ares I”) are parties to a stockholders agreement dated July 31, 2003 (the “Stockholders Agreement”), which is incorporated by reference to Amendment No. 1.  The Preferred Stock acquired pursuant to the Secondary Purchase is subject to the terms of the Stockholders Agreement.  The Stockholders Agreement provides for the appointment of eight of the Issuer’s nine directors by members of the Investor Group.  Upon closing of the Recapitalization the board was reconstituted to include two independent directors (as defined in the Stockholders Agreement), Johan Tack and Michael M. Lynton, who were appointed by the Issuer’s CEO and ACOF together with Ontario, respectively.  At some point in the future and pursuant to the terms of the Stockholders Agreement, each member of the Investor Group has agreed to take all actions lawfully within its power to cause the Board of Directors to also include one director appointed by the Reporting Person, one director appointed by Ontario and four independent directors, one of whom will be appointed by ACOF, together with Ontario, and three of whom will be appointed by the Reporting Person, although ACOF and Ontario will be entitled to approve one of the independent directors to be appointed by the Reporting Person.

Pursuant to the Stockholders Agreement and until the expiration of the Samsonite Corporate Therapeutics, adopted pursuant to the Stipulation of Settlement, dated as of April 28, 2000, by and among the Issuer and the other parties thereto (the “Corporate Therapeutics”), ACOF will be entitled to appoint one member of the Board of Directors.  In addition, ACOF, together with Ontario, will be entitled to appoint two independent directors, and to approve, together with Ontario, the appointment of one additional independent director appointed by the Reporting Person.  Following the expiration of the Corporate Therapeutics, subject to certain changes in its original ownership (as defined in the Stockholders Agreement), ACOF will be entitled to appoint two directors to the Board of Directors and, ACOF, together with Ontario, will be entitled to appoint one independent director and to approve, together with Ontario, the appointment of one additional independent director appointed by the Reporting Person.

Under the terms of the Stockholders Agreement, so long as the Investor Group collectively continues to hold 25% of the outstanding voting stock of the Issuer, all of the members of the Investor Group must approve the following primary actions (“Primary Actions”) by the Issuer: (i) the amendment to or waiver of any of the provisions of the organizational documents of the Issuer or any subsidiary of the

Issuer and (ii) the commencement of any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization of the Issuer or any subsidiary of the Issuer.  Further, so long as the Investor Group collectively continues to hold 25% of the outstanding voting stock of the Issuer, the Issuer may not take certain significant actions (such actions, the “Significant Actions”) without the approval of two of the members of the Investor Group.  Such Significant Actions include, but are not limited to, the following: (i) certain mergers or consolidations of the Issuer or its subsidiaries; (ii) certain corporate transactions valued in excess of $15 million; (iii) certain equity issuances; (iv) certain guarantees, assumptions or incurrences of indebtedness for borrowed money by the Issuer or any of its subsidiaries; (v) certain declarations or payments of dividends or other distributions; (vi) any capital expenditure or purchase, lease or other acquisition of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $15 million in any 12-month period; (vii) any change in the Issuer’s independent auditors; and (viii) material changes to the scope or nature of the Issuer’s and any of its subsidiaries’ business and operations.  In addition, for so long as the Corporate Therapeutics remain in effect, the following actions, among others, will also constitute Significant Actions: (i) entering into certain corporate transactions valued in excess of $10 million; (ii) certain actions related to employment matters; (iii) the approval of the budget and business plan for any fiscal year of the Issuer; (iv) certain capital expenditures or purchases, leases or other acquisitions of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $5 million in any 12-month period; (v) any change to senior management of the Issuer or any material subsidiary of the Issuer; (vi) certain affiliate transactions; and (vii) increasing the number of directors to more than nine.

Pursuant to the Stockholders Agreement, at any time after the fifth anniversary of the closing of the Recapitalization, any two members of the Investor Group acting jointly, so long as such members continue to own 51% of their original ownership, have the right to cause the sale of the Issuer (whether by stock sale, asset sale or merger, each such action, a “Sale”), subject to the ability of the Board of Directors to discharge properly its fiduciary duties.  Further, at any time after the sixth anniversary of the closing of the Recapitalization, any single member of the Investor Group, so long as such member continues to own 51% of its original ownership, has the right to cause the Sale of the Issuer, subject to the ability of the Board of Directors to discharge properly its fiduciary duties.

Pursuant to the terms of the Stockholders Agreement, each member of the Investor Group has demand registration rights, “piggy-back” registration rights and shelf registration rights with respect to all of the shares of the Issuer’s Common Stock currently held by such member of the Investor Group.

Pursuant to the Stockholders Agreement, each member of the Investor Group and Ares I has a right of first offer to purchase shares of any other stockholder party to the Stockholders Agreement who wishes to sell any portion of the securities of the Issuer owned by such stockholder.

In addition, each member of the Investor Group and Ares I has tag-along rights for so long as such stockholder owns 33% of its original ownership, which rights allow such stockholder (the “Tagging Stockholder”) to force any other stockholder that is a party to the Stockholders Agreement and who proposes to sell shares of stock of the Issuer constituting 25% or more of its original ownership, to include shares held by the Tagging Stockholder in such proposed sale.

Also, pursuant to the terms of the Stockholders Agreement, at any time after the fifth anniversary of the closing of the Recapitalization, any two members of the Investor Group acting jointly, so long as such members continue to own 51% of their original ownership, have drag-along rights, which allow such members of the Investor Group to force the other stockholders that are parties to the Stockholders Agreement to sell their shares of stock if such members of the Investor Group are selling all of their stock.  At any time after the sixth anniversary of the closing of the Recapitalization, any single member of the Investor Group, so long as such member continues to own 51% of its original ownership, has such drag-along rights.

On July 31, 2003, the members of the Investor Group entered into a Side Agreement (the “Side

Agreement”), which is incorporated by reference to Amendment No. 1. Pursuant to the Side Agreement, each member of the Investor Group agreed that at any time it holds shares of  Preferred Stock and Common Stock representing less than 25% of its original ownership, it will consent to a Primary Action proposed to be taken by the Issuer if (and only if) all members of the Investor Group holding shares of Preferred Stock and Common Stock representing at least 25% of its original ownership consent to the Issuer’s taking of such Primary Action.  Each member of the Investor Group further agreed pursuant to the Side Agreement that at any time it holds shares of Preferred Stock and Common Stock representing less than 40% of its original ownership, it will consent to a Significant Action proposed to be taken by the Issuer if (and only if) all members of the Investor Group holding shares of Preferred Stock and Common Stock representing at least 40% of its original ownership consent to the Issuer’s taking of such Primary Action.

On July 31, 2003, the members of the Investor Group and Ares I entered into a Side Letter (the “Side Letter”), which is incorporated by reference to Amendment No. 1.  Pursuant to the Side Letter, the members of the Investor Group agreed with Ares I that at any time the voting power represented by shares of the Preferred Stock and Common Stock owned by the Investor Group (less the Preferred Stock sold or actually sold to certain members of the Issuer’s management as is contemplated by the Recapitalization Agreement), taken together with Preferred Stock subsequently purchased by or offered to the Investor Group, equals a majority of the voting power of the Issuer on a fully diluted basis, Ares I will be automatically removed as a party from the Stockholders Agreement.

On September 26, 2003, the Issuer, the Investor Group and the Executives entered into an executive stockholders agreement (the “Executive Stockholders Agreement”).  The Preferred Stock acquired by the Executives on September 26, 2003 and all shares of Common Stock arising from conversion of such Preferred Stock or upon exercise of options granted after the date thereof (collectively, the  “Executive Securities”) are subject to the terms of the Executive Stockholders Agreement.

Pursuant to the Executive Stockholders Agreement, the Executives agree to vote all Executive Securities in the same manner as the securities held by the Investor Group, as may be specified by the Investor Group to the Executives in writing from time to time.

Pursuant to the Executive Stockholders Agreement, if one or more of the members of the Investor Group exercise their rights pursuant to the Stockholders Agreement to cause a Sale, then the holders of Executive Securities shall be required to consent to such sale and transfer such holders' Executive Securities as part of such Sale.

Pursuant to the terms of the Executive Stockholders Agreement, the Executives have “piggy-back” registration rights with respect to all shares of the Issuer’s Common Stock held by them which are Executive Securities.  In addition, each Executive has tag-along rights for so long as such Executive owns 50% of its initial ownership, which rights allow such Executive  (the “Executive Tagging Stockholder”) to force any member of the Investor Group that is a party to the Executive Stockholders Agreement and who proposes to sell shares of stock of the Issuer constituting 25% or more of its original ownership, to include Executive Securities held by the Executive Tagging Stockholder in such proposed sale.

Also, pursuant to the terms of the Executive Stockholders Agreement, in the event that any member of the Investor Group exercises its drag-along rights pursuant to the Stockholders Agreement, such members of the Investor Group may force the Executives to sell their Executive Securities.  In the event that an Executive ceases to be employed by the Issuer or any of its Subsidiaries, the members of the Investor Group have the right to purchase, or designate a third-party to purchase, all Executive Securities held by such Executive and his permitted transferees.  The consideration for such purchase of Executive Securities shall be (a) in the event of termination of the Executive without cause, or on his death or disability or if the Executive resigns with good reason, in each case prior to the date which 12 months from the date of the Recapitalization, the lower of fair market value and original cost, and thereafter at fair market value, and (b) in the event of the Executive’s resignation without good reason or upon termination for cause, at a price equal to the lower of fair market value and original cost.  If an Executive ceases to be employed by the Company or any of its Subsidiaries and such Executive was a good leaver, then such Executive and his Permitted Transferees may elect, during the period beginning on the third anniversary of his termination of employment and ending thirty days later to require the Issuer, subject to certain contractual, legal and other limitations, to repurchase all of such Executive’s remaining Preferred Stock acquired from Canadian Imperial Holdings Inc. for fair market value.

The Reporting Person retains the right to change its investment intent, to acquire additional shares of Common Stock or Preferred Stock from time to time or to sell or otherwise dispose of all or part of the shares of the Issuer beneficially owned by it.  In the event of a material change in the present plans or intentions of the Reporting Person, the Reporting Person entity will amend this Schedule 13D to reflect such change.

(g)  In connection with the Recapitalization the Issuer amended its certificate of incorporation as well as the certificate of designation of the Existing Preferred Stock.  In addition, in connection with the Recapitalization the Issuer filed with the Secretary of State of Delaware a Certificate of Designation for the Preferred Stock.

(c), (f) Not applicable.

The foregoing is qualified in its entirety by reference to (a) the Forms 8-K of the Issuer filed on May 1, 2003 and July 31, 2003, and the exhibits attached thereto, including the Recapitalization Agreement (b) by reference to the Schedule 14A information of the Issuer filed on July 21, 2003 and the exhibits attached thereto, (c) the Initial Statement and the exhibits attached thereto, (d) Amendment No. 1 and the exhibits attached thereto, and (e) Amendment No. 2 and the exhibits attached thereto.

Item 5 is hereby restated in its entirety as follows:

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) — (b)

The Reporting Person beneficially owns and has sole power to vote and sole power of disposition over 103,355,119 shares of Common Stock of the Issuer, or approximately 31.5 % of the Issuer’s outstanding Common Stock through its ownership of 42,885 shares of convertible Preferred Stock and interest accrued thereon (as at September 25, 2003), which are convertible into Common Stock within 60 days of September 25, 2003.

(c)

Except as set forth in Item 4 above, since the most recent filing of Schedule 13D by the Reporting Person there have been no reportable transactions by the Reporting Person with respect to the Common Stock of the Issuer.

(d) — (e)	Not applicable.

Item 6 is hereby restated in its entirety as follows:

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 above hereby is incorporated by reference.

Item 7 is hereby restated in its entirety as follows:

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1

Stockholders Agreement, dated as of July 31, 2003, by and among Bain Capital (Europe) LLC, Ontario Teachers’ Pension Plan Board, Ares Corporate Opportunities Fund, L.P. and Ares Leveraged Investment Fund, L.P. (incorporated by reference to Amendment No. 1)

Exhibit 2

Major Stockholders Side Agreement, dated as of July 31, 2003, by and among Bain Capital (Europe) LLC, Ontario Teachers’ Pension Plan Board and Ares Corporate Opportunities Fund, L.P. (incorporated by reference to Amendment No. 1)

Exhibit 3

Side Letter, dated as of July 31, 2003, by and among Bain Capital (Europe) LLC, Ontario Teachers’ Pension Plan Board, Ares Corporate Opportunities Fund, L.P. and Ares Leveraged Investment Fund, L.P. (incorporated by reference to Amendment No. 1)

Exhibit 4

Executive Stockholders Agreement, dated as of September 25, 2003, by and among Bain Capital (Europe) LLC, Ontario Teachers’ Pension Plan Board, Ares Corporate Opportunities Fund, L.P. and the Executives.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of September, 2003

BAIN CAPITAL (EUROPE) LLC

By:	/s/ Melissa Wong
	Name:	Melissa Wong
	Title:	Vice President

SCHEDULE A

OFFICERS OF THE REPORTING PERSON

Name	Title

Robert C. Gay (1), (2)	President

Ferdinando Grimaldi (1), (3)	Vice President

Melissa Wong (1), (2)	Vice President

Michael Colato (1), (4)	Secretary

(1)           The current principal business address of each officer of the Reporting Person is is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, MA 02199.

(2)           Robert C. Gay and Melissa Wong are citizens of the United States of America.

(3)           Ferdinando Grimaldi is a citizen of Italy.

(4)           Michael Colato is a citizen of the United Kingdom.

SCHEDULE B

OFFICERS OF BAIN CAPITAL INVESTORS, LLC.

Name

Andrew Balson	Managing Director

Steve Barnes	Managing Director

Joshua Bekenstein	Managing Director

James Boudreau	Tax Matters Officer

Edward W. Conard	Managing Director

John P. Connaughton	Managing Director

Paul B. Edgerley	Managing Director

Robert C. Gay	Managing Director

Michael F. Goss	Managing Director/Chief Financial Officer/ Secretary

Michael A. Krupka	Managing Director

Matt Levin	Managing Director

Ian Loring	Managing Director

James Nahirny	Managing Director

Mark E. Nunnelly	Managing Director

Stephen G. Pagliuca	Managing Director

Dwight M. Poler	Managing Director

Jeffrey Schwartz	Managing Director

(1)           The current principal business address of each officer of Bain Capital Investors, LLC is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA, 02199.

(2)           Each of the officers is a citizen of the United States of America.